                                 PROMISSORY NOTE

February 5, 2002                                                      $10,000.00

        FOR VALUE RECEIVED, the undersigned, INNERSPACE CORPORATION, a Delaware corporation ("InnerSpace"), promises to pay to the order of HEALTH UNIFIED,
INC., a Hawaii corporation ("HUI") at 333 Queen Street, Suite 200, Honolulu, HI
96813-4705, the principal sum of TEN THOUSAND DOLLARS ($10,000.00), in lawful money of the United States of America, together with interest on the unpaid principal balance outstanding from time to time at the rate of TWELVE PERCENT
(12%) per annum, due and payable upon demand at any time following March 7,
2002. This Note shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

        SIGNED, SEALED AND DELIVERED by the undersigned as of the day and year first above set forth.

INNERSPACE CORPORATION

By:/s/ Robert D. Arkin
   Robert D. Arkin
   Chief Executive Officer